Exhibit 4.3

FIRST AMENDMENT TO THE

HYPERCOM CORPORATION

2000 BROAD-BASED STOCK INCENTIVE PLAN

(EFFECTIVE JANUARY 1, 2009)

WHEREAS, Hypercom Corporation (the “Company”) has adopted and currently maintains the Hypercom Corporation 2000 Broad-Based Stock Incentive Plan (the “Plan”) on behalf of the members of its Board of Directors, employees, officers and executives;

WHEREAS, Section 11.1 of the Plan provides that the Committee may amend the Plan at any time with the approval of the Board of Directors of the Company;

WHEREAS, Section 409A of the Internal Revenue Code (the “Code”), which became effective as of January 1, 2005, applies to the Plan and awards granted under the Plan that do not fit within an exception to Section 409A of the Code;

WHEREAS, the Plan has been and shall continue to be administered in good faith compliance with the requirements of Section 409A of the Code from January 1, 2005 through December 31, 2008; and

WHEREAS, the purpose of this First Amendment is to satisfy the documentation requirements of Section 409A of the Code which are effective as of January 1, 2009.

NOW, THEREFORE, the Plan is hereby amended, effective as of January 1, 2009, as set forth below:

1. Section 3.1(k) of the Plan is hereby amended by restating clause (ii) in its entirety to read as follows:

(ii) the price as determined by such methods and procedures as may be established from time to time by the Board in compliance with Section 409A of the Code and regulations promulgated thereunder.

2. Section 7.1(a) of the Plan is hereby amended and restated in its entirety to read as follows:

(a) EXERCISE PRICE. The exercise price per share of Stock under an Option shall be determined by the Committee and set forth in the Award Agreement; provided that the exercise price for any Option may not be less than the Fair Market Value of a share of Stock as of the date of grant.

3. Section 9.2 of the Plan is hereby amended by adding the following to the end thereof:

Notwithstanding any provision of this Section 9.2 to the contrary, the Committee will not take any action pursuant to this Section 9.2 that would cause any Option granted pursuant to the Plan to be subject to the requirements of Section 409A of the Code or the additional tax imposed thereunder.

4. Section 9.4 of the Plan is hereby amended by adding the following to the end thereof:

As a general rule, the Options granted under the Plan are intended to comply with the so-called “stock rights” exception to Section 409A of the Code described in Treas. Reg. § 1.409A-1(b)(5)(B). If the Committee, pursuant to this Section, grants an Option that does not qualify for the stock rights exception, such Option may be subject to Section 409A of the Code. The Award Agreement for such Award must include any provisions needed to comply with the requirements of Section 409A of the Code and regulations thereunder, or an exception to thereto.

5. Section 10.1 of the Plan is hereby amended by adding the following to the end thereof:

Notwithstanding any provision to the contrary, any adjustment, substitution, or exchange made pursuant to this Section 10.1 shall be made in a manner consistent with the requirements of the Section 409A of the Code and the regulations thereunder, to the extent they apply.

6. This First Amendment shall amend only the provisions of the Plan as set forth herein, and those provisions not expressly amended hereby shall be considered in full force and effect.

IN WITNESS WHEREOF, the Company has caused this First Amendment to be executed by its authorized representative on the date set forth below.

Executed this 31st day of December, 2008.

Hypercom Corporation

By:	/s/ Robert Vreeland

Its:	Interim CFO